UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment
[X]) *

KFx Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

48245L 10 7
(CUSIP Number)

June 5, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]      Rule 13d-1(b)

[X]     Rule 13d-1(c)

[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1.        Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

Landrica Development Company Tax ID: 46-0379669

    2.        Check the Appropriate Box if a Member of a Group (See Instructions)

(a) 

(b) 

    3.        SEC Use Only

    4.        Citizenship or Place of Organization

South Dakota
Number of	5	Sole Voting Power	-0-
Shares
Beneficially
Owned by	6	Shared Voting Power	-0-
Each
Reporting	7	Sole Dispositive Power	-0-
Person
With	8	Shared Dispositive Power	-0-

    9.        Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

    10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

    11.        Percent of Class Represented by Amount in Row (9)

0%

    12.        Type of Reporting Person

CO

    1.        Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

Wyodak Resources Development Corporation Tax ID: 46-0249273

    2.        Check the Appropriate Box if a Member of a Group (See Instructions)

(a) 

(b) 

    3.        SEC Use Only

    4.        Citizenship or Place of Organization

Delaware
Number of	5	Sole Voting Power	-0-
Shares
Beneficially
Owned by	6	Shared Voting Power	-0-
Each
Reporting	7	Sole Dispositive Power	-0-
Person
With	8	Shared Dispositive Power	-0-

    9.        Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

    10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

    11.        Percent of Class Represented by Amount in Row (9)

0%

    12.        Type of Reporting Person

CO

    1.        Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

Black Hills Energy, Inc. Tax ID: 46-0459888

    2.        Check the Appropriate Box if a Member of a Group (See Instructions)

(a) 

(b) 

    3.        SEC Use Only

    4.        Citizenship or Place of Organization

South Dakota
Number of	5	Sole Voting Power	-0-
Shares
Beneficially
Owned by	6	Shared Voting Power	-0-
Each
Reporting	7	Sole Dispositive Power	-0-
Person
With	8	Shared Dispositive Power	-0-

    9.        Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

    10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

    11.        Percent of Class Represented by Amount in Row (9)

0%

    12.        Type of Reporting Person

CO

    1.        Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

Black Hills Corporation Tax ID: 46-0458824

    2.        Check the Appropriate Box if a Member of a Group (See Instructions)

(a) 

(b) 

    3.        SEC Use Only

    4.        Citizenship or Place of Organization

South Dakota
Number of	5	Sole Voting Power	-0-
Shares
Beneficially
Owned by	6	Shared Voting Power	-0-
Each
Reporting	7	Sole Dispositive Power	-0-
Person
With	8	Shared Dispositive Power	-0-

    9.        Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

    10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

    11.        Percent of Class Represented by Amount in Row (9)

0%

    12.        Type of Reporting Person

CO

    Item 1.      (a)        Name of Issuer:     KFx Inc.

(b) Address of Issuer’s Principal Executive Offices:

3300 East 1st Avenue, Suite 290 Denver, Colorado 80206

    Item 2.      (a)        Name of Person Filing:

Landrica Development Company (“Landrica”), Wyodak Resources Development Corp. (“Wyodak”), Black Hills Energy, Inc. (“Black Hills Energy”) and Black Hills Corporation (“Black Hills”).

Landrica is a wholly-owned subsidiary of Wyodak, Wyodak is a wholly-owned subsidiary of Black Hills Energy, and Black Hills Energy is a wholly-owned subsidiary of Black Hills.

Wyodak, Black Hills Energy and Black Hills may be deemed to beneficially own the shares of KFx Inc. held by Landrica.

Wyodak, Black Hills Energy and Black Hills do not own any shares of KFx Inc. outside of Landrica.

(b) Address of Principal Business Office:

The business address of each of Landrica, Wyodak, Black Hills Energy and Black Hills is P.O. Box 1400, 625 Ninth Street, Rapid City, South Dakota 57709.

(c) Citizenship:

Landrica, Black Hills Energy and Black Hills are corporations organized under South Dakota law. Wyodak is a corporation organized under Delaware law.

(d) Title of Class of Securities: Common Stock, par value $.001

(e) CUSIP Number: 48245L 10 7

    Item 3.        If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

    Item 4.        Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: -0-

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

_________________

    Item 5.         Ownership of Five Percent or Less of a Class

Not applicable

    Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

    Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
                        By the Parent Holding Company or Control Person.

See Item 2(a) above.

    Item 8.         Identification and Classification of Members of the Group

Not applicable

    Item 9.        Notice of Dissolution of Group

Not applicable

    Item 10.        Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    Exhibit A         Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: July 7, 2003

LANDRICA DEVELOPMENT COMPANY

By: /s/ Mark T. Thies Executive Vice President and CFO

WYODAK RESOURCES DEVELOPMENT CORP.

By: /s/ Mark T. Thies Executive Vice President and CFO

BLACK HILLS ENERGY, INC.

By: /s/ Mark T. Thies Executive Vice President and CFO

BLACK HILLS CORPORATION

By: /s/ Mark T. Thies Executive Vice President and CFO

EXHIBIT A

JOINT FILING AGREEMENT

        This Joint Filing Agreement (this “Agreement”) dated as of the 7th day of July, 2003, is by and between the undersigned parties.

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of KFx Inc., a Delaware corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto).

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

LANDRICA DEVELOPMENT COMPANY

By: /s/ Mark T. Thies Executive Vice President and CFO

WYODAK RESOURCES DEVELOPMENT CORP.

By: /s/ Mark T. Thies Executive Vice President and CFO

BLACK HILLS ENERGY, INC.

By: /s/ Mark T. Thies Executive Vice President and CFO

BLACK HILLS CORPORATION

By: /s/ Mark T. Thies Executive Vice President and CFO